Exhibit 10.1
EMPLOYMENT AGREEMENT
THIS EMPLOYMENT AGREEMENT, made and entered into effective as of May 11, 2008 (the “Effective Date”) by and between Diane Sheryl Detering-Paddison (the “Executive”) and ProLogis, a Maryland real estate investment trust (the “Company”),
WITNESSETH THAT:
WHEREAS, the Company desires to employ the Executive in an executive capacity and the Executive desires to be so employed by the Company, all on the terms and conditions set forth herein;
1.     Term. Subject to the terms and conditions of this Agreement, the Company hereby agrees to employ the Executive as its Executive Director - Global Operations for the portion of the Agreement Term (as defined below) beginning on June 3, 2008 (the “Employment Commencement Date”) and ending on December 31, 2008 (the “Initial Period”) and as its President and Chief Operating Officer for the remainder of the Agreement Term (beginning on January 1, 2009), and the Executive hereby agrees to be employed by the Company and to provide services during the Agreement Term in accordance with this Agreement. The “Agreement Term” shall be the period beginning on Employment Commencement Date and ending on December 31, 2012. Thereafter, the Agreement Term shall be automatically extended for 12-month periods, unless one party to this Agreement provides notice of non-renewal to the other at least 90 days before the last day of the then current Agreement Term. If a Change in Control (as defined in the Company’s 2006 Long-Term Incentive Plan (the “LTIP”) as of the Effective Date, which definition is set forth in Exhibit A hereto and forms a part of this Agreement) occurs during the Agreement Term, the Agreement Term shall end on the later of the date which is 24 months following the effective date of the Change in Control or the date on which the Agreement Term would otherwise end.
2.     Performance of Services. The Executive’s employment with the Company shall be subject to the following:
(a)	During the Agreement Term, while the Executive is employed by the Company, the Executive shall devote her full time, energies and talents to serving as the Executive Director, Global Operations of the Company (for the Initial Period) and as the President and Chief Operating Officer of the Company (for the portion of the Agreement Term after the Initial Period).

(b)	The Executive shall be required to travel as necessary to properly perform her duties under this Agreement. Without limiting the generality of the foregoing, for the period beginning on the Employment Commencement Date and ending on September 30, 2009 (the “Relocation Transition Period”), the Executive shall perform her primary duties (i) from the Company’s Dallas, Texas office and (ii) from the Company’s Denver, Colorado office for two days a week (in weeks that she does not perform her duties outside of the United States or in weeks that she is not otherwise traveling overnight in connection with her duties). At the end of the Relocation Transition Period (or such date after the end of the Relocation Transition Period as the Company may agree), the Executive’s principal office location shall be moved from the Company’s Dallas, Texas office to the Company’s Denver, Colorado office; provided, however, that at the end of the Relocation Transition Period, the parties may mutually agree to a relocation from the Company’s Dallas, Texas office to a Company office other than Denver, Colorado.

(c)	The Executive shall report to the Chief Executive Officer of the Company. The Executive agrees that she shall perform her duties faithfully and efficiently subject to the directions of the Chief Executive Officer of the Company. The Executive’s duties may include providing services for both the Company and the Subsidiaries (as defined below), as determined by the Chief Executive Officer of the Company; provided, however, that the Executive shall not, without her consent, be assigned tasks that would be inconsistent with those of Executive Director, Global Operations of the Company (for the Initial Period) or President and Chief Operating Officer of the Company (for the portion of the Agreement Term after the Initial Period). The Executive shall have such authority, power, responsibilities and duties as are inherent in her positions (and the undertakings applicable to her positions) and necessary to carry out her responsibilities and the duties required of her hereunder. Subject to the foregoing provisions of this subparagraph (c), it is anticipated that, as of the Employment Commencement Date, the Executive will have responsibility for overseeing global human resources, regional property management, sustainability, and research and marketing and that the global heads or country heads of such units or functions, as applicable, will have a direct reporting relationship with the Executive or a dual reporting relationship with the Company’s Chief Executive Officer.

(d)	Notwithstanding the foregoing provisions of this paragraph 2, during the Agreement Term, the Executive may devote reasonable time to activities involving professional, charitable, community, educational, religious and similar types of organizations to the extent that such other activities do not, in the judgment of the Board of Trustees of the Company (the “Board”), inhibit or prohibit the performance of the Executive’s duties under this Agreement or conflict in any material way with the business of the Company or any Subsidiary; provided, however, that the Executive shall not serve on the board of any business, or hold any other position with any business, without the consent of the Board.

(e)	For purposes of this Agreement, the term “Subsidiary” shall mean any corporation, partnership, joint venture or other entity during any period in which at least a fifty percent interest in such entity is owned, directly or indirectly, by the Company (or a successor to the Company).
3.     Compensation. Subject to the terms of this Agreement, during the Agreement Term, while the Executive is employed by the Company, the Company shall compensate her for her services as follows:
(a)	The Executive shall receive, for each 12-consecutive month period beginning on the Employment Commencement Date and ending on each anniversary thereof, in substantially equal monthly or more frequent installments, an annual base salary of not less than $500,000 (the “Salary”).

(b)	The Executive’s annual target bonus for any year (the “Target Bonus”) shall be not less than $500,000; provided, however, that the actual bonus for 2008 shall be not less than $500,000 (without regard to satisfaction of any goals and objectives) and for any year thereafter the actual amount of the Target Bonus payable to the Executive for any year shall be determined based upon the satisfaction of goals and objectives established by the Chief Executive Officer or a duly authorized committee of the Board for such year and communicated to the Executive at a time and in a manner consistent with communications to other senior executives of the Company and shall be subject to such other terms and conditions of the Company’s bonus plan as in effect from time to time. The amount of the Target Bonus may be modified by the Company for calendar years after 2012.

(c)	The Management Development and Compensation Committee of the Board (the “Committee”) shall grant to the Executive, effective as of the Employment Commencement Date and conditioned upon the Executive’s employment by the Company on the Employment Commencement Date, 70,000 restricted stock units (“RSUs”) under the LTIP. The RSUs shall vest as follows, assuming, in each case, that the Executive’s Date of Termination (as defined below) has not occurred as of the applicable vesting date: 35,000 of the RSUs shall vest in 20 percent increments on December 31 of each of 2008, 2009, 2010, 2011 and 2012 and 35,000 of the RSUs shall vest on December 31, 2012. The RSUs shall be subject to such other terms and conditions as determined by the Committee in accordance with the LTIP.

(d)	For each 12-consecutive-month period during the Agreement Term beginning for 2009, the Executive shall be entitled to grants of Long-Term Compensation having an annual aggregate value of $1.0 million. For purposes of this Agreement, “Long-Term Compensation” means, collectively, contingent performance shares, stock options and share units. The dates on which such grants shall occur, the types of grants, and the terms and conditions applicable to such awards shall be determined by the Committee in its discretion under the LTIP (or a successor plan thereto), provided that the intent is that the awards made pursuant to this subparagraph 3(d) shall be made at the same time as annual Long-Term Compensation awards are made to other senior executives of the Company and that the first such grant shall be made in December, 2008. The provisions of this subparagraph 3(d) shall not apply to periods after December, 2012.

(e)	Except as otherwise specifically provided to the contrary in this Agreement, the Executive shall be eligible to participate in the Company’s employee benefit plans, programs, policies and arrangements to the same extent and on the same terms as those benefits are provided by the Company from time to time to the Company’s other similarly situated senior management employees. However, the Company shall not be required to provide a benefit under this subparagraph 3(e) if such benefit would duplicate (or otherwise be of the same type as) a benefit specifically required to be provided under another provision of this Agreement. The Executive shall complete all forms and physical examinations, and otherwise take all other similar actions to secure coverage and benefits described in this subparagraph 3(e), to the extent determined to be necessary or appropriate by the Company.

(f)	The Executive is authorized to incur reasonable expenses for entertainment, traveling, meals, lodging and similar items in promoting the Company’s business. The Company shall reimburse the Executive for all reasonable expenses so incurred in accordance with the normal practices of the Company during her employment with the Company; provided, however, that, the reimbursement of any such expenses that are taxable to the Executive shall be made on or before the last day of the year following the year in which the expense was incurred, the amount of the expenses eligible for reimbursement during one year shall not affect the amount of expenses eligible for reimbursement in any other year, and the right to reimbursement shall not be subject to liquidation or exchange for another benefit.

(g)	In connection with the relocation of the Executive’s principal work location from Dallas, Texas to Denver, Colorado in accordance with subparagraph 2(b), the Executive shall be entitled to relocation assistance in moving her principal residence in accordance with the Company’s standard executive relocation policy.

(h)	During the Relocation Transition Period, the Company shall provide the Executive with a video conference capability in her Dallas, Texas home for use in connection with her duties under this Agreement. The Executive shall be provided with a full-time executive assistant in the Company’s Denver, Colorado office (which executive assistant’s time shall be shared in accordance with the Company’s standard policies), shall have full-time analyst support in the Company’s Denver, Colorado office and, during the Relocation Transition Period, the Executive shall be provided with an executive assistant in the Company’s Dallas, Texas office who shall be required to devote 25 percent of his or her time to tasks for the Executive.

(i)	Notwithstanding the foregoing provisions of subparagraphs 3(c) and 3(d), upon (i) a Change in Control (as defined in the LTIP or applicable successor plan), or (ii) upon the Executive’s Date of Termination if such Date of Termination occurs as a result of termination by the Company (or a successor) for reasons other than Cause or the Executive terminates her employment for Good Reason, all of the outstanding RSUs granted to the Executive pursuant to subparagraph 3(c) that are then outstanding shall become immediately fully vested.
4.     Termination. The Executive’s employment with the Company during the Agreement Term may be terminated by the Company or the Executive without any breach of this Agreement only under the circumstances described in subparagraphs 4(a) through 4(f):
(a)	Death. The Executive’s employment hereunder shall terminate upon her death.

(b)	Permanent Disability. The Company may terminate the Executive’s employment during any period in which she is Permanently Disabled. The Executive shall be considered “Permanently Disabled” during any period in which she is unable, by reason of a medically determinable physical or mental impairment, to engage in the material and substantial duties of her regular occupation, and such condition is expected to be permanent, as determined by the Board.

(c)	Cause. The Company may terminate the Executive’s employment hereunder at any time for Cause. The termination of the Executive’s employment shall not be considered to be for Cause unless the Company provides written notice to the Executive within 90 days after the Company first has knowledge of the circumstances constituting Cause, which notice specifically identifies the applicable circumstances constituting Cause, and the Executive does not cure the circumstances, if possible of a cure, within 30 days following such notice; provided, however, that if the Company reasonably determines that the Executive cannot cure the circumstances and so notifies the Executive, no cure period will apply. For purposes of this Agreement, the term “Cause” shall mean in the reasonable judgment of the Board (i) the willful and continued failure by the Executive to substantially perform her duties with the Company or any Subsidiary, (ii) the willful engaging by the Executive in conduct which is demonstrably injurious to the Company or any Subsidiary, monetarily or otherwise, or (iii) the engaging by the Executive in egregious misconduct involving serious moral turpitude. For purposes hereof, no act, or failure to act, on the Executive’s part shall be deemed “willful” unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that such action was in the best interest of the Company or Subsidiary.

(d)	Constructive Discharge. If (I) the Executive provides written notice to the Company of the occurrence of Good Reason (as defined below) within 90 days after the Executive first has knowledge of the circumstances constituting Good Reason, which notice specifically identifies the circumstances which the Executive believes constitute Good Reason; (II) the Company fails to notify the Executive of the Company’s intended method of correction within 30 days after the Company receives the notice and fails to correct such circumstances within 60 days after the Company receives the notice, or the Company fails to correct the circumstances within 30 days after the Executive’s notice; and (III) the Executive resigns within 90 days after the latest of (A) the date of the Company’s response to the Executive’s notice, if such notice does not indicate an intention to correct such circumstances, (B) the last day of the correction period if the circumstances have not been corrected by such date, or (C) the date of the Executive’s notice to the Company if the Company does not respond to the Executive’s notice to the Company within 30 days, then the Executive shall be considered to have been subject to a Constructive Discharge by the Company. For purposes of this Agreement, “Good Reason” shall mean, without the Executive’s express written consent (and except in consequence of a prior termination of the Executive’s employment), the occurrence of any of the following circumstances:
(i)	The material diminution in the Executive’s authority, duties or responsibilities.

(ii)	A material reduction by the Company in the Executive’s Salary to an amount that is less than required under subparagraph 3(a).

(iii)	The material failure by the Board or Committee to approve payment of the Executive’s Target Bonus for any year.

(iv)	The material adverse modification of the Executive’s principal office location and travel obligations as set forth in subparagraph 2(b); provided, however, that a change to the principal office location after the Relocation Transition Period in accordance with subparagraph 2(b) shall not be considered to be a material adverse changes of such office location and/or travel obligations for purposes of this clause (iv).

(v)	The failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement as contemplated in paragraph 21.

The Executive’s right to terminate her employment pursuant to this subparagraph 4(d) shall not be affected by her incapacity due to physical or mental illness.
(e)	Termination by Executive. The Executive may terminate her employment hereunder at any time for any reason by giving the Company prior written Notice of Termination (as defined in subparagraph 4(g)), which Notice of Termination shall be effective not less than 30 days after it is given to the Company. The Executive shall not be required to specify a reason for termination pursuant to this subparagraph 4(e); provided, however, that if no reason is specified in the Notice of Termination, such termination shall be considered be pursuant to this paragraph 4(e) and not pursuant to any other provision of this Agreement. For the avoidance of doubt, to the extent that the procedures specified in subparagraph 4(d) are required to effect a termination by the Executive for Constructive Discharge, the procedures of this subparagraph 4(e) may not be used in lieu of the procedures required under subparagraph 4(d).

(f)	Termination by Company. The Company may terminate the Executive’s employment hereunder at any time for any reason, by giving the Executive prior written Notice of Termination, which Notice of Termination shall be effective immediately, or such later time as is specified in such notice. The Company shall not be required to specify a reason for termination pursuant to this subparagraph 4(f); provided, however, that if no reason is specified in the Notice of Termination, such termination shall be considered to be pursuant to this paragraph 4(f) and not pursuant to any other provision of this Agreement. For the avoidance of doubt, to the extent that the procedures specified in subparagraph 4(c) are required to effect a termination by the Company for Cause, the procedures of this subparagraph 4(f) may not be used in lieu of the procedures required under subparagraph 4(c).

(g)	Notice of Termination. Any termination of the Executive’s employment by the Company or the Executive (other than a termination pursuant to subparagraph 4(a)) must be communicated by a written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” means a dated notice which indicates the Date of Termination (not earlier than the date on which the notice is provided or such other date permitted under this Agreement), and which indicates the specific termination provision in this Agreement relied on (including, to the extent applicable, the provisions of subparagraph 4(e) or 4(f)) and, to the extent applicable, sets forth in reasonable detail the facts and circumstances, if any, claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.

(h)	Date of Termination. “Date of Termination” means the last day the Executive is employed by the Company and the Subsidiaries, provided that the Executive’s employment is terminated in accordance with the foregoing provisions of this paragraph 4.

(i)	Effect of Termination. If, on the Date of Termination, the Executive is a member of the Board or the board of trustees or board of directors any of the Subsidiaries, or holds any other position with the Company and the Subsidiaries (other than the position described in subparagraph 2(a)), the Executive shall resign from all such positions as of the Date of Termination.

(j)	Special Rules in the Event of a Change in Control. In the event of a Change in Control, if the Executive becomes employed by the entity into which the Company is merged, or the purchaser of substantially all of the assets of the Company, or a successor to such entity or purchaser, the Executive shall not be treated as having a Date of Termination for purposes of this Agreement until such time as the Executive terminates employment with the merged entity or purchaser (or successor), as applicable.
5.     Rights Upon Termination. The Executive’s right to payment and benefits under this Agreement for periods after her Date of Termination shall be determined in accordance with the following provisions of this paragraph 5:
(a)	If the Executive’s Date of Termination occurs during the Agreement Term for any reason, the Company shall pay to the Executive:
(i)	The Executive’s Salary (to the extent not previously paid) for the period ending on the Date of Termination.

(ii)	Payment for unused vacation days, as determined in accordance with Company policy as in effect from time to time.

(iii)	If the Date of Termination occurs after the end of a performance period and prior to the payment of the Target Bonus for the period, the Executive shall be paid such bonus at the regularly scheduled time.

(iv)	Any other payments or benefits to be provided to the Executive by the Company pursuant to any employee benefit plans or arrangements adopted by the Company, to the extent such amounts are due from the Company.

Except as may otherwise be expressly provided to the contrary in this Agreement, nothing in this Agreement shall be construed as requiring the Executive to be treated as employed by the Company for purposes of any employee benefit plan or arrangement following the date of the Executive’s Date of Termination. Payments to be made pursuant to clauses (i) and (ii) shall be paid to the Executive within 30 days following the Date of Termination.
(b)	If the Executive’s Date of Termination occurs during the Agreement Term under circumstances described in subparagraph 4(a) (relating to the Executive’s death),

subparagraph 4(b) (relating to the Executive’s being Permanently Disabled), subparagraph 4(c) (relating to the Executive’s termination for Cause), subparagraph 4(e) (relating to the Executive’s resignation), or if the Executive’s employment with the Company terminates at or after the end of the Agreement Term then, except as otherwise expressly provided in this Agreement or otherwise agreed in writing between the Executive and the Company, the Company shall have no obligation to make payments under the Agreement for periods after the Executive’s Date of Termination.

(c)	Subject to the provisions of subparagraph 5(d), if the Executive’s Date of Termination occurs during the Agreement Term under circumstances described in subparagraph 4(d) (relating to Constructive Discharge) or subparagraph 4(f) (relating to termination by the Company without Cause), then, in addition to the amounts payable in accordance with subparagraph 5(a), the Company shall pay or provide to the Executive the following payments and benefits (collectively, the “Severance Benefits”):
(i)	The Executive shall receive from the Company a “Severance Payment” equal to the sum of (A) the Salary amount described in subparagraph 3(a), as in effect on her Date of Termination, and (B) her Target Bonus (which, for purposes of calculating the Severance Payment, shall be equal to $500,000). The Severance Payment shall be payable in substantially equal installments in accordance with the Company’s normal payroll practices over the 12 month period commencing on the Date of Termination (the “Severance Period”). The Severance Period and the Company’s obligation to make any further Severance Payments under this clause (i) shall cease with respect to periods after the earlier to occur of the date of the Executive’s death, or a date, if any, of the breach by the Executive of the provisions of paragraphs 8 or 9 of this Agreement.

(ii)	Continuation of coverage for the Severance Period under the health and dental benefit plans and arrangements of the Company in which the Executive was participating at the time of her termination of employment at the same cost that applies to similarly situated active employees of the Company.
(d)	If the Executive’s Date of Termination occurs during the Agreement Term under circumstances described in subparagraph 4(d) (relating to Constructive Discharge) or subparagraph 4(f) (relating to termination by the Company without Cause) and within 24 months following a Change in Control, then, in addition to the amounts payable in accordance with subparagraph 5(a) and in lieu of the benefits provided under subparagraph 5(c), the Company shall pay or provide to the Executive the following payments and benefits:
(i)	The Executive shall be entitled to a Target Bonus payable for the performance period(s) in which the date of the Executive’s Date of Termination occurs, with payment based on achievement of a target level of performance for the entire period (regardless of actual performance for the period); provided, however, that the amount of the Target Bonus shall be subject to a pro-rata reduction to reflect the portion of the applicable performance period following the date of termination. Payment under this clause (i) shall be made at the regularly scheduled time for payment of such amounts to similarly-situated active employees.

(ii)	As of the Date of Termination, the Executive shall be fully vested in all benefits accrued through the Date of Termination under the ProLogis Nonqualified Savings Plan (the “NSP”). Payment of benefits under the NSP shall be paid in accordance with the terms of the NSP.

(iii)	All awards made to the Executive under the LTIP (or any successor plan) which are outstanding as of the Date of Termination shall be fully vested and immediately exercisable.

(iv)	Continuation of coverage for 36 months following the Date of Termination under the health, dental and life insurance benefit plans and arrangements of the Company in which the Executive was participating at the time of her termination of employment at the same cost that applies to similarly situated active employees of the Company; provided, however, that, if any of the benefits are taxable to the Executive, the applicable taxable amount shall be included in the Executive’s income in the year in which the taxable benefit is provided.

(v)	The Executive shall receive from the Company a “Change in Control Severance Payment” equal to the sum of (A) two times the Salary amount described in subparagraph 3(a), as in effect on her Date of Termination, and (B) two times her Target Bonus for the fiscal year in which the Date of Termination occurs (but in no event shall the aggregate amount calculated under this subclause (B) be less than $500,000). The Change in Control Severance Payment shall be payable in substantially equal installments in accordance with the Company’s normal payroll practices over the 24 month period commencing on the Date of Termination (the “Change in Control Severance Period”); provided, however, that if the Change in Control constitutes a change in the ownership or effective control of the Company or a sale of a substantial portion of the assets of the Company, in accordance with the requirements of Section 409A(a)(2)(A)(v) of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury Regulation Section 1.409A-3(i)(5) (or any successor provision) thereunder, then the Change in Control Severance Payment shall be paid in a lump sum within 14 days following the Date of Termination. The Change in Control Severance Period and the Company’s obligation to make any further Change in Control Severance Payments under this clause (v) shall cease with respect to periods after the earlier to occur of the date of the Executive’s death, or a date, if any, of the breach by the Executive of the provisions of paragraphs 8 or 9 of this Agreement.

(vi)	The Company shall, for a period not to exceed twelve months following the Date of Termination, provide for standard outplacement services by any one qualified outplacement agency selected by the Company.
(e)	Notwithstanding any other provisions of this Agreement, no Severance Benefits shall be paid or provided under this Agreement unless and until (i) the Executive executes a release of claims against the Company in a form prepared by the Company and agreed to by the Executive in her reasonable discretion (the “Release”), which Release shall be executed no later than 30 days after the Date of Termination, and (ii) as of the seventh day following the Executive’s execution of the Release, the Release is not revoked. If the requirements set forth in clauses (i) (the “consideration requirements”) and (ii) (the “revocation requirements”) are not satisfied, the Executive shall have no rights to or with respect to any Severance Benefits under this Agreement. Any Severance Benefits that are not paid or provided pending satisfaction of the consideration requirements and/or revocation requirements but that would otherwise have been paid or provided pursuant to this Agreement had those requirements been satisfied on the Date of Termination shall be paid or provided on the tenth day following the last day of the revocation period.

(f)	The Executive’s rights under this paragraph 5 shall be in lieu of any benefits that may be otherwise payable to or on behalf of the Executive pursuant to the terms of any severance pay arrangement of the Company or any Subsidiary or any other, similar arrangement of the Company or any Subsidiary providing benefits upon involuntary termination of employment.
6.     Duties on Termination. Subject to the terms and conditions of this Agreement, during the period beginning on the date of delivery of a Notice of Termination, and ending on the Date of Termination, the Executive shall continue to perform her duties as set forth in this Agreement, and shall also perform such services for the Company as are necessary and appropriate for a smooth transition to the Executive’s successor, if any.
7.     Mitigation and Set-Off. The Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise. The Company shall not be entitled to set off against the amounts payable to the Executive under this Agreement any amounts owed to the Company by the Executive, any amounts earned by the Executive in other employment after termination of her employment with the Company, or any amounts which might have been earned by the Executive in other employment had she sought such other employment.
8.     Confidential Information. The Executive agrees that, during the Agreement Term, and at all times thereafter:
(a)	Except as may be required by the lawful order of a court or agency of competent jurisdiction, except as necessary to carry out her duties to the Company and its Subsidiaries, or except to the extent that the Executive has express authorization from the Company, the Executive agrees to keep secret and confidential indefinitely, all Confidential Information, and not to disclose the same, either directly or indirectly, to any other person, firm, or business entity, or to use it in any way.

(b)	To the extent that any court or agency seeks to have the Executive disclose Confidential Information, she shall promptly inform the Company, and she shall take such reasonable steps to prevent disclosure of Confidential Information until the Company has been informed of such requested disclosure, and the Company has an opportunity to respond to such court or agency. To the extent that the Executive obtains information on behalf of the Company or any of the Subsidiaries that may be subject to attorney-client privilege as to the Company’s attorneys, the Executive shall take reasonable steps to maintain the confidentiality of such information and to preserve such privilege.

(c)	Nothing in the foregoing provisions of this paragraph 8 shall be construed so as to prevent the Executive from using, in connection with her employment for herself or an employer other than the Company or any of the Subsidiaries, knowledge which was acquired by her during the course of her employment with the Company and the Subsidiaries, and which is generally known to persons of her experience in other companies in the same industry.

(d)	For purposes of this Agreement, the term “Confidential Information” shall include all non-public information (including, without limitation, information regarding litigation and pending litigation) concerning the Company and the Subsidiaries which was acquired by or disclosed to the Executive during the course of her employment with the Company, or during the course of her consultation with the Company following her Date of Termination (regardless of whether consultation is pursuant to paragraph 10).

(e)	This paragraph 8 shall not be construed to unreasonably restrict the Executive’s ability to disclose confidential information in an arbitration proceeding or a court proceeding in connection with the assertion of, or defense against any claim of breach of this Agreement in accordance with paragraph 24. If there is a dispute between the Company and the Executive as to whether information may be disclosed in accordance with this subparagraph 8(e) the matter shall be submitted to the finder of fact or the court (whichever is applicable) for decision.
9.     Noncompetition. During the Restricted Period (as defined below) the Executive shall not, without the Company’s prior written consent (which consent shall not be unreasonably withheld), directly or indirectly, for the Executive’s own account or for or on behalf of any other person or entity, whether an officer, director, employee, partner, consultant, or otherwise:
(a)	engage or participate in, directly or indirectly, alone or as principal, agent, employee, employer, consultant, investor or partner of, or assist in the management of, or provide advisory or other services to, or own any stock or any other ownership interest in, or make any financial investment in, any business or entity which is Competitive with the Company (as defined below) or purchase any industrial or retail commercial property (or property that could reasonably be expected to be used as industrial or retail commercial property);

(b)	solicit or induce, or attempt to solicit or induce, any of the Company’s or the Subsidiaries’ clients or customers for any purpose in connection with any activity that is Competitive with the Company; or

(c)	(i) solicit or attempt to hire or employ, in any fashion (whether as an employee, independent contractor or otherwise), any employee or independent contractor of the Company or the Subsidiaries, or (ii) solicit or induce, or attempt to solicit or induce, any of the Company’s or the Subsidiaries’ employees, consultants, clients, customers, vendors, suppliers or independent contractors to terminate, reduce or diminish their relationship with the Company and/or the Subsidiaries.
For purposes of this Agreement:
(i)	The term “Restricted Period” means, the period during which the Executive is employed by the Company and the period following the Date of Termination and ending, on the second anniversary of the Date of Termination.

(ii)	A business or entity shall be considered “Competitive with the Company” if the business or entity engages in any of the businesses in which the Company or any of its affiliates engages, including the business of providing distribution facilities or services, the acquisitions of properties for such purpose and the design of business strategies for such purpose. For purposes of the portion of the Restricted Period following the Executive’s Date of Termination, whether a business or entity is “Competitive with the Company” shall be determined as of the Executive’s Date of Termination. For the avoidance of doubt, as of the Effective Date, the Company’s business consists primarily of the direct long-term ownership of industrial distribution properties, the global investment management (i.e., property funds) business, and the development of industrial distribution property, all with the goal of achieving long term sustainable growth in cash flow and a high level of return for its shareholders.

(iii)	For periods after the Executive’s Date of Termination, a business or entity shall not be considered “Competitive with the Company” (as defined in clause (ii) above) for purposes of this Agreement if it builds anything other than industrial warehouses or acquires property for purposes of developing anything other than industrial warehouses. and the Executive’s investment in such business or entity does not exceed $10,000,000 with respect to any one transaction or $20,000,000 in the aggregate for all transactions for the portion of the Restricted Period following her Date of Termination.
10.     Assistance with Claims. The Executive agrees that, for the period beginning on the Employment Commencement Date, and continuing for a reasonable period after the Executive’s Date of Termination, the Executive shall assist the Company and the Subsidiaries in defense of any claims that may be made against the Company and the Subsidiaries, and shall assist the Company and the Subsidiaries in the prosecution of any claims that may be made by the Company or the Subsidiaries, to the extent that such claims may relate to services performed by the Executive for the Company and the Subsidiaries (“Proceedings”). The Executive agrees to promptly inform the Company if she becomes aware of any lawsuits involving such claims that may be filed against the Company or any Subsidiary. The Company agrees to provide legal counsel to the Executive in connection with such assistance (to the extent legally permitted), and to reimburse the Executive for all of the Executive’s reasonable out-of-pocket expenses associated with such assistance, including travel expenses and reasonable legal expenses; provided, however, that such expenses shall be reimbursed no later than March 15 of the year following the year in which they are incurred. If the amount of time spent by the Executive fulfilling her obligations under this section exceeds 20 hours, the Company shall pay the

Executive an hourly rate for her time in fulfilling her obligations, which hourly rate shall be determined by dividing the Executive’s annual Salary when last employed by the Company by 1920, which payments shall be made in accordance with the normal payroll practices of the Company. The Executive shall choose her legal counsel in her reasonable sole discretion. For periods after the Executive’s employment with the Company terminates, the Company agrees to provide reasonable compensation to the Executive for such assistance, which compensation shall be paid within 30 days after the assistance is performed. The Executive also agrees to promptly inform the Company if she is asked to assist in any investigation of the Company or the Subsidiaries (or their actions) that may relate to services performed by the Executive for the Company or the Subsidiaries, regardless of whether a lawsuit has then been filed against the Company or the Subsidiaries with respect to such investigation. The Executive agrees that the Executive shall testify truthfully in connection with any such Proceeding, shall cooperate with the Company in connection with every such Proceeding, and that the Executive’s duty of cooperation shall include an obligation to meet with the Company representatives and/or counsel concerning all such Proceedings for such purposes, and at such mutually agreeable times and places, as the Company reasonably requests and which do not unduly interfere with the Executive’s other personal and business commitments, and to appear for deposition and/or testimony upon the Company’s request and without a subpoena.
11.     Directors and Officers Insurance. The Executive shall be named as an insured and covered against the same claims and at the same level of insurance under the Directors and Officers insurance purchased by the Company for other senior executives of the Company.
12.     Equitable Remedies. The Executive acknowledges that the Company would be irreparably injured by a violation of paragraphs 8 or 9 and she agrees that the Company, in addition to any other remedies available to it for such breach or threatened breach, shall be entitled to a preliminary injunction, temporary restraining order, or other equivalent relief, restraining the Executive from any actual or threatened breach of either paragraphs 8 or 9. If a bond is required to be posted in order for the Company to secure an injunction or other equitable remedy, the parties agree that said bond need not be more than a nominal sum.
13.     Nonalienation. The interests of the Executive under this Agreement are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Executive or the Executive’s beneficiary.
14.     Withholding. All payments and benefits under this Agreement are subject to withholding of all applicable taxes.
15.     Indemnity. The Company shall indemnify the Executive against and shall pay and advance (to the extent permitted by applicable law) all expenses, including, without limitation, attorneys’ fees, disbursements and retainers, accounting and witness fees, travel and deposition costs, expenses of investigations, judicial or administrative proceedings and appeals, amounts paid in settlement by the Executive or on behalf of the Executive, actually incurred by the Executive in connection with any threatened, pending or completed claim, action, suit or proceeding, formal or informal, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, by reason of the fact that the

Executive is a director, officer, employee or agent of the Company or its affiliates or is serving at the Company’s request as a director, officer, employee, or agent of another corporation, limited liability company, partnership, joint venture, trust, or other enterprise.
16.     Make-Whole Payments. The following shall apply with respect to amounts payable to or on behalf of the Executive relating to a Change in Control:
(a)	Subject to the following provisions of this paragraph 16, if any payment or benefit to which the Executive is entitled from the Company, any affiliate, or trusts established by the Company or by any affiliate (a “Payment”) is subject to any tax under section 4999 of the Code or any similar Federal or state law (an “Excise Tax”), the Company shall pay to the Executive an additional amount (the “Make-Whole-Amount”) which is equal to (i) the amount of the Excise Tax, plus (ii) the aggregate amount of any interest, penalties, fines or additions to any tax which are imposed in connection with the imposition of such Excise Tax, plus (iii) all income, excise and other applicable taxes imposed on the Executive under the laws of any Federal, state or local government or taxing authority by reason of the payments required under clause (i) and clause (ii) and this clause (iii).

(b)	For purposes of determining the Make-Whole Amount, the Executive shall be deemed to be taxed at the highest marginal rate under all applicable local, state, federal and foreign income tax laws for the year in which the Make-Whole Amount is paid. The Make-Whole Amount payable with respect to an Excise Tax shall be paid by the Company within 90 days following the Payment with respect to which such Excise Tax relates.

(c)	All calculations under this paragraph 16 shall be made initially by the Company and the Company shall provide prompt written notice thereof to the Executive to enable the Executive to timely file all applicable tax returns. Upon request of the Executive, the Company shall provide the Executive with sufficient tax and compensation data to enable the Executive or her tax advisor to independently make the calculations described in paragraph (b) above and the Company shall reimburse the Executive for reasonable fees and expenses incurred for any such verification.

(d)	If the Executive gives written notice to the Company of any objection to the results of the Company’s calculations within 60 days of the Executive’s receipt of written notice thereof, the dispute shall be referred for determination to tax counsel selected by the independent auditors of the Company (“Tax Counsel”). The Company shall pay all fees and expenses of such Tax Counsel. Pending such determination by Tax Counsel, the Company shall pay the Executive the Make-Whole Amount as determined by it in good faith. The Company shall pay the Executive any additional amount determined by Tax Counsel to be due under this paragraph 16 (together with interest thereon at a rate equal to the short-term applicable Federal rate determined under section 1274(d) of the Code) promptly after such determination but in no event later than the end of the calendar year in which the applicable tax is remitted to the Tax Authority, as defined in subparagraph 16(e) hereof.

(e)	The determination by Tax Counsel shall be conclusive and binding upon all parties unless the Internal Revenue Service, a court of competent jurisdiction, or such other duly empowered governmental body or agency (a “Tax Authority”) determines that the Executive owes a greater or lesser amount of Excise Tax with respect to any Payment than the amount determined by Tax Counsel.

(f)	If a Taxing Authority makes a claim against the Executive which, if successful, would require the Company to make a payment under this paragraph 16, the Executive agrees to contest the claim on request of the Company subject to the following conditions:
(i)	The Executive shall notify the Company of any such claim within 10 days of becoming aware thereof. In the event that the Company desires the claim to be contested, it shall promptly (but in no event more than 30 days after the notice from the Executive or such shorter time as the Taxing Authority may specify for responding to such claim) request the Executive to contest the claim. The Executive shall not make any payment of any tax which is the subject of the claim before the Executive has given the notice or during the 30-day period thereafter unless the Executive receives written instructions from the Company to make such payment together with an advance of funds sufficient to make the requested payment plus any amounts payable under this paragraph 16 determined as if such advance were an Excise Tax, in which case the Executive will act promptly in accordance with such instructions.

(ii)	If the Company so requests, the Executive will contest the claim by either paying the tax claimed and suing for a refund in the appropriate court or contesting the claim in the United States Tax Court or other appropriate court, as directed by the Company; provided, however, that any request by the Company for the Executive to pay the tax shall be accompanied by an advance from the Company to the Executive of funds sufficient to make the requested payment plus any amounts payable under this paragraph 16 determined as if such advance were an Excise Tax. If directed by the Company in writing the Executive will take all action necessary to compromise or settle the claim, but in no event will the Executive compromise or settle the claim or cease to contest the claim without the written consent of the Company; provided, however, that the Executive may take any such action if the Executive waives in writing her right to a payment under this paragraph 16 for any amounts payable in connection with such claim. The Executive agrees to cooperate in good faith with the Company in contesting the claim and to comply with any reasonable request from the Company concerning the contest of the claim, including the pursuit of administrative remedies, the appropriate forum for any judicial proceedings, and the legal basis for contesting the claim. Upon request of the Company, the Executive shall take appropriate appeals of any judgment or decision that would require the Company to make a payment under this paragraph 16. Provided that the Executive is in compliance with the provisions of this clause (ii), the Company shall be liable for and indemnify the Executive against any loss in connection with, and all costs and expenses, including attorneys’ fees, which may be incurred as a result of, contesting the claim, and shall provide to the Executive within 30 days after each written request therefor by the Executive cash advances or reimbursement for all such costs and expenses actually incurred or reasonably expected to be incurred by the Executive as a result of contesting the claim.

(iii)	Should a Tax Authority finally determine that an additional Excise Tax is owed, then the Company shall pay an additional Make-Up Amount to the Executive in a manner consistent with this paragraph 16 with respect to any additional Excise Tax and any assessed interest, fines, or penalties. If any Excise Tax as calculated by the Company or Tax Counsel, as the case may be, is finally determined by a Tax Authority to exceed the amount required to be paid under applicable law, then the Executive shall repay such excess to the Company within 30 days of such determination; provided that such repayment shall be reduced by the amount of any taxes paid by the Executive on such excess which is not offset by the tax benefit attributable to the repayment.
17.     Amendment. This Agreement may be amended or cancelled only by mutual agreement of the parties in writing without the consent of any other person. So long as the Executive lives, no person, other than the parties hereto, shall have any rights under or interest in this Agreement or the subject matter hereof.
18.     Applicable Law. The provisions of this Agreement shall be construed in accordance with the laws of the State of Colorado, without regard to the conflict of law provisions of any state.
19.     Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and this Agreement shall be construed as if such invalid or unenforceable provision were omitted (but only to the extent that such provision cannot be appropriately reformed or modified).
20.     Waiver of Breach. No waiver by any party hereto of a breach of any provision of this Agreement by any other party, or of compliance with any condition or provision of this Agreement to be performed by such other party, shall operate or be construed as a waiver of any subsequent breach by such other party of any similar or dissimilar provisions and conditions at the same or any prior or subsequent time. The failure of any party hereto to take any action by reason of such breach shall not deprive such party of the right to take action at any time while such breach continues.
21.     Successors. This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company’s assets and business, and the successor shall be substituted for the Company under this Agreement. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no succession had taken place.

22.     Notices. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid (provided that international mail shall be sent via overnight or two-day delivery), or sent by facsimile or prepaid overnight courier to the parties at the addresses set forth below (or such other addresses as shall be specified by the parties by like notice). Such notices, demands, claims and other communications shall be deemed given:
(a)	in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery;

(b)	in the case of certified or registered U.S. mail, five days after deposit in the U.S. mail; or

(c)	in the case of facsimile, the date upon which the transmitting party received confirmation of receipt by facsimile, telephone or otherwise;
provided, however, that in no event shall any such communications be deemed to be given later than the date they are actually received. Communications that are to be delivered by the U.S. mail or by overnight service or two-day delivery service are to be delivered to the addresses set forth below:
to the Company:
4545 Airport Way
Denver, CO 80239
Attn:  General Counsel
Fax:    (303) 567-5761
or to the Executive:
4425 Stanford Avenue
Dallas, TX 75225
All notices to the Company shall be directed to the attention of the General Counsel of the Company, with a copy to the Secretary of the Company. Each party, by written notice furnished to the other party, may modify the applicable delivery address, except that notice of change of address shall be effective only upon receipt.
23.     Dispute Resolution. In the event either party contends the other has not complied with a provision of this Agreement, the party claiming a violation of this Agreement shall advise the other party, in writing, of the specifics of the claim. The parties will thereafter meet and attempt to resolve their differences through non-binding mediation in Denver, Colorado before a mutually agreed upon mediator prior to any legal action. Such mediation shall be completed in a period not to exceed 30 days from the date of such written notification of claim, unless the parties agree in writing to mutually extend the time. If one or both parties find no acceptable agreement, each party is free to pursue any other remedies available by law, except that Executive agrees to waive her right to seek certain remedies in court, including the right to jury trial and the right to receive punitive or exemplary damages.

24.     Legal and Enforcement Costs. The provisions of this paragraph 24 shall apply if it becomes necessary or desirable for the Executive to retain legal counsel or incur other costs and expenses in connection with either enforcing any and all of her rights under this Agreement or defending against any allegations of breach of this Agreement by the Company:
(a)	The Executive shall be entitled to recover from the Company reasonable attorneys’ fees, costs and expenses incurred by her in connection with such enforcement or defense.

(b)	The Executive shall submit to the Company, within 30 days of incurring an expense subject to reimbursement pursuant to this paragraph 24, appropriate documentation evidencing that the Executive has incurred the expense and the amount thereof. Within 30 days of receipt of such documentation, the Company shall pay to the Executive (or, at the Executive’s direction, to directly to the Executive’s attorney) any payments that are otherwise to be made pursuant to this paragraph 24.

(c)	The Executive shall be entitled to select her legal counsel; provided, however, that such right of selection shall not affect the requirement that any costs and expenses reimbursable under this paragraph 24 be reasonable.

(d)	The Executive’s rights to payments under this paragraph 24 shall not be affected by the final outcome of any dispute with the Company; provided, however, that to the extent that the arbitrators shall determine that under the circumstances recovery by the Executive of all or a part of any such fees and costs and expenses would be unjust or inappropriate, the Executive shall not be entitled to such recovery; and to the extent that such amount have been recovered by the Executive previously, the Executive shall repay such amounts to the Company.
25.     Survival of Agreement. Except as otherwise expressly provided in this Agreement, the rights and obligations of the parties to this Agreement shall survive the termination of the Executive’s employment with the Company.
26.     Entire Agreement. Except as otherwise noted herein or in any separation agreement subsequently entered into by the Executive and the Company, this Agreement, including any Exhibit(s) attached hereto, constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior and contemporaneous agreements, if any, between the parties relating to the subject matter hereof; provided, however, that nothing in this Agreement shall be construed to limit any policy or agreement that is otherwise applicable relating to confidentiality, rights to inventions, copyrightable material, business and/or technical information, trade secrets, solicitation of employees, interference with relationships with other businesses, competition, and other similar policies or agreement for the protection of the business and operations of the Company and the Subsidiaries.
27.     Representations. The Executive represents and warrants to the Company that (a) she has the legal right, power and capacity to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by the Executive does not require any further authorization of the Executive or any other person or entity, and (c) this Agreement has been duly executed and delivered by the Executive and is the legal, valid and binding obligation of the Executive, enforceable against the Executive in accordance with its terms. The Executive and the Company represent to each other that (i) it is the intent of each of them that neither the execution and delivery by the Executive of this Agreement nor compliance with or fulfillment of the terms, conditions or provisions hereof will conflict with, result in a breach of the terms, conditions or provisions of any agreement to which the Executive is a party with any other party or by which the Executive is bound or any requirements of laws affecting the Executive, (ii) the Company does not intend to receive from the Executive, and the Executive does not intend to provide to the Company, any proprietary or confidential information of any prior employer of the Executive, and (iii) it is the intent of the Executive and the Company that the Executive’s performance of services in accordance with the terms of this Agreement will not result in a breach or violation of any employment agreement, noncompetition agreement or confidentiality agreement between the Executive and any other person or entity.
28.     Special Section 409A Rules. Notwithstanding any other provision of this Agreement to the contrary, if any payment or benefit hereunder is subject to section 409A of the Code, and if such payment or benefit is to be paid or provided on account of the Executive’s Date of Termination (or other separation from service or termination of employment):
(a)	and if the Executive is a specified employee (within the meaning of section 409A(a)(2)(B) of the Code) and if any such payment or benefit is required to be made or provided prior to the first day of the seventh month following the Executive’s separation from service or termination of employment, such payment or benefit shall be delayed until the first day of the seventh month following the Executive’s separation from service; and

(b)	the determination as to whether the Executive has had a termination of employment (or separation from service) shall be made in accordance with the provisions of section 409A and the guidance issued thereunder without application of any alternative levels of reductions of bona fide services permitted thereunder.

     IN WITNESS THEREOF, the Executive has hereunto set her hand, and the Company has caused these presents to be executed in its name and on its behalf, all as of the Effective Date.
/s/ Diane S. Detering-Paddison
Executive
ProLogis
By: /s/ Jeffrey H. Schwartz
Its: Chief Executive Officer

Exhibit A
Definition of Change in Control
“Change in Control” means the first to occur of any of the following:
(i)	the consummation of a transaction, approved by the shareholders of ProLogis, to merge ProLogis into or consolidate ProLogis with another entity, sell or otherwise dispose of all or substantially all of its assets or adopt a plan of liquidation, provided, however, that a Change in Control shall not be deemed to have occurred by reason of a transaction, or a substantially concurrent or otherwise related series of transactions, upon the completion of which 50% or more of the beneficial ownership of the voting power of ProLogis, the surviving corporation or corporation directly or indirectly controlling ProLogis or the surviving corporation, as the case may be, is held by the same persons (although not necessarily in the same proportion) as held the beneficial ownership of the voting power of ProLogis immediately prior to the transaction or the substantially concurrent or otherwise related series of transactions, except that upon the completion thereof, employees or employee benefit plans of ProLogis may be a new holder of such beneficial ownership; or

(ii)	the “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of securities representing 50% or more of the combined voting power of ProLogis is acquired, other than from ProLogis, by any “person” as defined in Sections 13(d) and 14(d) of the Exchange Act (other than any trustee or other fiduciary holding securities under an employee benefit or other similar equity plan of ProLogis); or

(iii)	at any time during any period of two consecutive years, individuals who at the beginning of such period were members of the Board cease for any reason to constitute at least a majority thereof (unless the election, or the nomination for election by ProLogis’s shareholders, of each new trustee was approved by a vote of at least two-thirds of the trustees still in office at the time of such election or nomination who were trustees at the beginning of such period).
For purposes of the foregoing, “Exchange Act” means the Securities Exchange Act of 1934, as amended.